UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2021

Energea Portfolio 1 LLC

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

84-4475410

(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422

(Full mailing address of principal executive offices)

860-316-7466

(Issuer's telephone number, including area code)

Item 1. Management's Discussion and Analysis of Financial Condition and Results ofOperations

Caution Regarding Forward Looking Statements

This Semiannual Financial Report (the "Semiannual Report") contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "approximate," "estimate," "believe," "intend," "plan," "budget," "could," "forecast," "might," "predict," "shall" or "project," or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2020, contained in the Company's Annual Report Form 1-K, as filed with the Securities and Exchange Commission on April 30, 2021.

Overview

Energea Portfolio 1 LLC was formed in the State of Delaware on January 23, 2020, to own a portfolio of commercial solar projects in Brazil ("Projects"). The financial statements include the accounts of Energea Portfolio 1 LLC and its wholly owned Brazilian project single purpose entities ("SPEs"): Energea Itagui I Aluguel de Equipamentos e Manutencao Ltda.; Energea Itaguai II Aluguel de Equipamentos e Manutencao Ltda.; Energea Nova Friburgo Ltda.; and Energea Palmas Geracao S.A. (the "Company").

To date, the Company has made investments in four Projects and has opportunistically decided to sell all four projects prior to their reaching a Commercial Operation date (COD) resulting in a profit for shareholders. As of the date of this report, contracts have been signed for the sale of all four projects, three of which have been closed, one of which is expected to close in July of 2021.

Results of Operations for the Six Months Ended June 30, 2021, and year ended December 31, 2020

Revenues

Our revenue was $216,752.20 for the six months ended June 30, 2021, compared to $0.00 for year ended December 31, 2020. Three of the four assets owned by the Company were sold during this period.

Operating Expenses and Other Expenses

Our operating expenses were $50,473.70 for the six months ended June 30, 2021, compared to $87,488 for the year ended December 31, 2020. Operating expenses consist primarily of accounting, legal fees, regulatory expenses and taxes. There were additional expenses of $2,726 related to Foreign Currency Exchange.

Gain on Sale of Projects

The Company has agreed to sell three of its wholly-owned Brazilian single purpose entities (SPEs), monetizing assets that were in initial development stage and generating a gain of $95,780. Energea Itaguai I Aluguel de Equipamentos e Manutencao Ltda was sold for $82,724.10; Energea Itaguai II Aluguel de Equipamentos e Manutencao Ltda was sold for $44,893.06.; Energea Nova Friburgo Ltda was sold for $125,103.45. The Company signed a Purchase and Sale Agreement on July 7, 2021 to sell Energea Palmas Geracao S.A. for $106,653.

Net Gain

Our net gain was $163,552 for the six months ended June 30, 2021, compared to a net loss of $83,482 for the year ended December 31, 2020.

Liquidity and Capital Resources

As of June 30, 2021, the Company had a cash and cash equivalents balance of $150,599 to settle current liabilities of $20,650. The Company has additional assets of $160,462 as Property and equipment of projects under construction. The Company has no indebtedness and $0.00 Noncurrent Liabilities.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures currently.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 2. Other Information

Projects Sold

The Company has agreed to sell three of its wholly-owned Brazilian single purpose entities (SPEs), monetizing assets that were in initial development stage and generating a gain of $95,780. Energea Itaguai I Aluguel de Equipamentos e Manutencao Ltda was sold for $82,724.10; Energea Itaguai II Aluguel de Equipamentos e Manutencao Ltda was sold for $44,893.06.; Energea Nova Friburgo Ltda was sold for $125,103.45. The Company signed a Purchase and Sale Agreement on July 10, 2021 to sell Energea Palmas Geracao S.A. for $106,653.

Current Share Price

The share price is a reflection of the projects in the portfolio and their remaining term of their initial contract. Thus, the share price fluctuates whenever a project is acquired or sold, as described above, in Projects Acquired and Projects Sold.

The share price as of May 2021was $0.9452 and we are not currently accepting investments into this portfolio nor acquiring additional projects.

Item 3. Financial Statements

ENERGEA PORTFOLIO 1 LLC
Consolidated Balance Sheets

	June 30, 2021	December 31, 2020
ASSETS

Current Assets:

Cash and equivalents	150,599	55,641
Accounts Receivable	20,000
Prepaid and other current assets	-	5,076

Total current assets	$ 170,599	$ 60,717

Property and equipment,net:

Project construction in progress	160,462	247,298

Total Property and equipment,net	$ 160,462	$ 247,298

Other Assets:

Investment in projects assets	-	-

Total other assets	$ -	$ -

Total Assets	$ 331,061	$ 308,015

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:

Accounts payable and accrued expenses	20,650	68,887

Total current liabilities	$ 20,650	$ 68,887

Noncurrent Liabilities
Long-term debt,net	-	-
		$ -
Total noncurrent liabilities	$ -

Commitments and Contingencies	-	-

Member's equity	310,411	101,309

Total Liabilities and Members Equity	$ 331,061	$ 170,196

ENERGEA PORTFOLIO 1 LLC

Consolidated Statements of Operations

	June 30, 2021	December 31, 2020
REVENUES
	-	-
Total Income	$ -	$ -

OPERATING EXPENSES:

Other General and Adminstrative Expenses	67,320	87,488

Total Operating Expenses	$ 67,320	$ 87,488

LOSS FROM OPERATIONS	(67,320)	(87,488)

OTHER INCOME (EXPENSE)
	-
Gain (Loss) on Foreign Currency Exchange	(2,726)	4,006
Proceeds from Contract Termination	137,818
Gain on Sale of Project	95,780	-

Total Other Income(Expense)	230,872	4,006

NET GAIN	$ 163,552	$ (83,482)

ENERGEA PORTFOLIO 1 LLC

Consolidated Statements of Change in Member's Equity

	Managing Members	Non-Managing Members	Accumulated Other Comprehensive Income	Total

Capital Contributions	161,691	23,100	-	184,791
Unrealized Foreign Currency Exchange Gain			4,448	4,448
Net Loss	(84,328)	(3,602)	-	(87,930)

BALANCE - December 31, 2020 - Audited	$ 77,363	$ 19,498	$ 4,448	$ 101,309

Capital Contributions	14,100	31,450	-	45,550
Net Gain	125,019	38,533	-	163,552

BALANCE - June 30, 2021 - Unaudited	$ 216,482	$ 89,481	$ 4,448	$ 310,411

ENERGEA PORTFOLIO 1 LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flow

	June 30, 2021	December 31, 2020
	Unaudited	Audited
Cash Flows from Operating Activities:

Net Loss	$ 163,552	$ (87,930)

Adjustments:
Adjustments to reconcile net loss to net cash	-	4,448

Changes in Asset and Liabilities:

Accounts Payable and Accrued Expenses	(48,236)	5,400
Deferred Revenue	(137,819)	137,819
Other Current Asstes	5,076	(5,076)
Accounts Receivable	(20,000)	-
Total Cash Flows from Operating Activities	$ (37,427)	$ 54,661

Cash Flows from Investing Activities:

Construction in Progress	86,836	(183,811)
Sale of Equity in Projects	-

Total Cash Flows from Investing Activities	$ 86,836	$ (183,811)

Cash Flows from Financing Activities:

Member contributions	45,550	184,791

Total Cash Flows from Financing Activities	$ 45,550	$ 184,791

Increase (decrease) in cash	94,958	55,641

Cash at the beginning of the period	55,641

Cash at the end of the period	$ 150,599	$ 55,641

Item 4. Exhibits

Exhibit 1-A #	Energea Itaguai I S.A. Project Summary
Exhibit 1-B #	Energea Itaguai I S.A.Financial Memo
Exhibit 2-A #	Energea Itaguai II S.A. Project Summary
Exhibit 2-B #	Energea Itaguai II S.A. Financial Memo
Exhibit 3-A #	Energea Palmas S.A. Project Summary
Exhibit 3-B #	Energea Palmas S.A. Financial Memo
Exhibit 4 †	Share Purchase Agreement for Itaguai I, Itaguai II, Nova Friburgo
Exhibit 5 †	Share Purchase Agreement for Energea Palmas Geracao S.A.

† Filed herewith

# Previously filed in Appendices of Form 1-A

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI

Name: Mike Silvestrini

Title: Co-Founder

Date September 27, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Energea Global LLC

By MICHAEL SILVESTRINI

Name: Mike Silvestrini

Title: Co-Founder

Date September 27, 2021